Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a description of each class of securities of Pure Cycle Corporation (“Pure Cycle” or the “Company”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete.  For a complete description of the terms and provisions of such securities, refer to our articles of incorporation and our bylaws, which are incorporated by reference herein to Appendix B and Appendix C, respectively, to the Company’s Proxy Statement on Schedule 14A filed on December 14, 2007, with the Securities and Exchange Commission.  This summary is qualified in its entirety by reference to these documents.

Our authorized capital stock consists of:

•	40,000,000 shares of common stock, par value 1/3 of $.01 per share, of which 23,826,598 shares were issued and outstanding as of November 8, 2019; and
•	25,000,000 shares of preferred stock, par value $.001 per share, of which 432,513 shares of Series B Preferred Stock were issued and outstanding as of November 8, 2019.

Common Stock

Quorum and Voting Rights.  Each share of common stock is entitled to one vote in the election of directors and on all matters as to which holders of common stock are entitled to vote.  Holders of not less than a majority of the shares entitled to vote at any meeting of shareholders constitute a quorum unless otherwise required by law.  Except with respect to the election of directors or as otherwise required by law or the articles of incorporation, a proposal is approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal.  Meetings of our shareholders may be called on no fewer than 10 days nor more than 60 days’ notice.

Election of Directors.  Directors hold office until the next annual meeting of shareholders.  Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Cumulative voting is not permitted.

Dividend and Liquidation Rights.  Each share of common stock has an equal and ratable right to receive dividends when declared by our board of directors out of assets legally available for that purpose and subject to our dividend obligations to holders of any preferred stock then outstanding.  We currently do not expect to pay any dividends on our common stock.

In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, subject to any prior rights of any holders of preferred stock outstanding at that time.

Preemptive, Conversion or Redemption Rights.  The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments.

Other Provisions.  All outstanding shares of our common stock are, and all shares of common stock that may be issued under this prospectus will be, fully paid and non-assessable.

Transfer Agent and Registrar.  The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc., Attn: IWS, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-877-830-4932.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock.  With respect to any series of preferred stock, our board of directors is authorized to determine the preferences, limitations and relative rights of that series.  The relevant prospectus supplement will describe the terms of any preferred stock offered.  These terms may include:

•	the aggregate number of shares offered and the offering price;
•
the dividend rate of the series, the conditions and dates upon which such dividends will be payable, the relation which such dividends will bear to the dividends payable on any other class or classes of stock, and whether such dividends will be cumulative or noncumulative;

•	whether and upon what terms the shares will be redeemable;
•	the extent, if any, to which holders of shares of the series will have preemptive rights;
•	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series;

•
whether or not the shares of the series will be convertible into or exchangeable for shares of any other class or classes of stock, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

•	the voting rights, if any, to which the holders of shares of the series will be entitled;
•	the restrictions, if any, on the issue or reissue of any additional shares of preferred stock of that series;
•	the rights of the holders of the shares of the series upon the dissolution, liquidation, or winding up of the Company;
•
any restriction on alienability of shares of the series, or any provision discriminating against any existing or prospective holder of such shares as a result of such holder owning a substantial amount of shares of such series;

•	any restriction on the repurchase or redemption of shares by us while there is any arrearage in the payment of dividends or sinking fund installments; and
•
any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series, as the board of directors may deem advisable and as shall not be inconsistent with the provisions of the articles of incorporation and permitted by the laws of the State of Colorado.

Because the board of directors has the power to determine the preferences, limitations and relative rights of each series of preferred stock, it may provide the holders of any series of preferred stock with rights senior to the rights of the holders of the common stock.

Series B Preferred Stock

The rights of our Series B Preferred Stock are tied to certain water rights we own.  We own or control approximately 26,985 acre feet of tributary surface water, non-tributary groundwater and not non-tributary groundwater, and approximately 26,000 acre feet of adjudicated reservoir sites that we refer to as our “Rangeview Water Supply.”  This water is located at the “Lowry Range,” which is owned by the Colorado State Board of Land Commissioners (the “Land Board”).  Of the total water comprising our Rangeview Water Supply, we own 11,650 acre feet of water we can “export” from the Lowry Range to supply water to nearby communities (this portion of the Rangeview Water Supply is referred to as our “Export Water”), which consists of 10,000 acre feet of groundwater and 1,650 acre feet of average yield surface water, pending completion by the Land Board of documentation related to the exercise of our right to substitute 1,650 acre feet of our groundwater for a comparable amount of surface water.

Liquidation Rights.  Upon any voluntary or involuntary liquidation, dissolution or winding up of Pure Cycle, the holders of shares of Series B Preferred Stock will be entitled to be paid, before any distribution or payment is made upon any other equity securities of Pure Cycle, $1.00 per share less an amount equal to all dividends paid thereon.

Dividends.  Holders of the Series B Preferred Stock are entitled to receive dividends, when and as declared by our board of directors, in a total amount of $1.00 per share.  The Series B Preferred Stock will only earn and accrue dividends when we receive proceeds from the marketing, sale or other disposition of the Export Water or our interest in the Export Water in an amount greater than $36,026,232.  Dividends are required to be paid when we receive such proceeds.  Until all accrued dividends on the Series B Preferred Stock have been paid, we may not declare or pay dividends on the common stock.

Redemption.  The Series B Preferred Stock is redeemable for cash at our option at a redemption price equal to $1.00 per share less an amount equal to all dividends paid thereon.  The Series B Preferred Stock may not be redeemed using proceeds from the sale of Export Water unless it would be permissible under the articles of incorporation to use such assets to pay a dividend on the Series B Preferred Stock.  We may redeem the Series B Preferred Stock in lieu of payment of dividends thereon.  Holders of Series B Preferred Stock do not have any right to require us to redeem any or all shares of the Series B Preferred Stock.

Voting Rights.  Holders of Series B Preferred Stock generally will have no voting rights except as required by law.  Certain changes to the terms of the Series B Preferred Stock that would be materially adverse to the rights of holders of the Series B Preferred Stock cannot be made without the approval of the holders of a at least 66-2/3% of the outstanding Series B Preferred Stock voting separately as a class.  These changes requiring approval consist of the following:

•	altering or changing terms, preferences or privileges of Series B Preferred Stock; and
•	authorizing a new security ranking senior to the Series B Preferred Stock as to dividend or liquidation rights.

In addition, when dividends on the Series B Preferred Stock have accrued but have not been declared by our board of directors, the holders of the Series B Preferred Stock will be entitled to vote with the holders of common stock at any meeting of shareholders held during the period such dividends remain in arrears.  Each share of Series B Preferred Stock will have one vote when voting with the common stock.

Anti-Takeover Provisions of Governing Documents

Our bylaws require that shareholders give advance notice of proposals to be presented at meetings of shareholders, including director nominations.  The date by which notice must be given to be considered timely is set forth in our most recent definitive proxy statement filed with the Securities and Exchange Commission.

Our board of directors can at any time under our articles of incorporation and without shareholder approval issue one or more new series of preferred stock.  In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of Pure Cycle through a merger, tender offer, proxy contest or otherwise.  Preferred stock with special voting rights or other features issued to persons favoring management could stop a takeover by preventing the person trying to take control of our company from acquiring the voting shares necessary to take control.